

October 4, 2019

Ellery Roberts
Chief Executive Officer
1847 Holdings LLC
590 Madison Avenue, 21st Floor
New York, NY 10022

> **Re: 1847 Holdings LLC**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed September 26, 2019**
> **File No. 024-11064**

Dear Mr. Roberts:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2019 letter.

Amendment No. 1 to Form 1-A filed September 26, 2019

Liquidity and Capital Resources, page 51

1. We note your response to comment 6. Additionally, we note your statement that you "believe additional funds are required to execute [your] business plan." Please clarify the approximate amount of funds management believes is necessary to execute your business plan. We also note that you have developed plans to return to full compliance with the loan and security agreements with Burnley and SBCC. Please revise your liquidity disclosure to discuss your plans to regain compliance under the loan and security agreements.

Executive Compensation, page 104

2.   Please include your executive compensation disclosure in the required tabular format. See Item 402(n)(1) of Regulation S-K.

1847 Holdings LLC Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2019
Note 13 - Promissory Notes, page F-23

3.   In your response to comment 10, you indicate that there are no cross-default provisions that would require other notes payable, loans payable and lease liabilities to be classified as current. Disclosures on pages 58 and F-25 indicate that the 9% Subordinated Promissory Note contains a cross-default provision, whereby a default under the revolving loan with Burnley or term loan with SBCC will also constitute an event of default under the note. Please explain why default on the loans with Burnley and SBCC will not trigger a default on this note. Refer to ASC 470-10- 45 and ASC 470-10-55-4.

Unaudited Pro Forma Combined Financial Information
Pro Forma Combined Statement of Operations
Six Months Ended June 30, 2019, page F-93

4.   Please tell us why there are no pro forma adjustments in your pro forma statement of operations for the six months ended June 30, 2019 or make the appropriate revisions to include them, along with footnotes explaining the pro forma adjustments. Refer to Rule 8-05(b) of Regulation S-X.

    You may contact Joanna Lam at 202-551-3476 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services